Exhibit 4.36
LOAN AGREEMENT
This Loan Agreement (hereinafter referred to as “Agreement”) is made and entered into this day, 10th October 2008 by and between:
(1)
Linktone Ltd., a limited liability company organized and existing under the law of Cayman Island, in this matter represented by Jimmy Lai, acting in its capacity as the Chief Financial Officer, therefore legally act for and on behalf of Linktone Ltd., hereinafter referred to as the “First Party”;

and
(2)
GLD Investments Pte. Ltd., a limited liability company organized and existing under the law of Singapore, in this matter represented by Harmanto Tanidjaja, acting in its capacity as the Director, therefore legally act for and on behalf of GLD Investments Pte. Ltd., hereinafter referred as the “Second Party”;

The First Party and the Second Party collectively referred to the “Parties”. The Parties firstly hereby declare as follows:
a.
whereas, the Second Party intends to borrow some money from the First Party and the First Party agrees to lend some money in the amount of SGD 11,500,000 (eleven million five hundred thousand Singapore Dollars) to the Second Party (hereinafter referred as the “Loan”);

b.
whereas, the Second Party declares that the money will be used to complete the purchase of a property in Singapore, named Mactaggart House located at 39 Mactaggart Road, Singapore (hereinafter referred as the “Property”);

c.	whereas, to warrant the repayment of Loan, the Second Party hereby agrees to guarantee the Loan;
Now, therefore, the First Party and the Second Party agree to enter into this Agreement under the following terms and conditions:
Article 1
Loan
1.1
The Second Party hereby borrows some money from the First Party and the First Party hereby agrees to lend some money in the amount of SGD 11,500,000 (eleven million five hundred thousand Singapore Dollars) to the Second Party, hereinafter referred as the “Loan”. The Loan has been received by the Second party from the First Party and for the receipt of the Loan, this Agreement shall be deemed as legal receipt thereof.

1.2	The Second Party is obliged to use the Loan to complete the purchase of the Property.
Article 2
Period
2.1
The Parties agree that the repayment of the Loan including its interest, which is 4% (four percent) per annum, and any other amounts payable, shall be paid off properly and in full by the Second Party at the latest 12 months (hereinafter referred as the “Loan Period”) from the date the Loan is received by the Second Party. Interest will be paid on a quarterly basis.

2.2
With notice to the Article 2.1 above, the Second Party may at its option at any time repay the Loan (in part or in full) together with accrued and unpaid interest thereon up to the date of prepayment before its due date to the first Party, prior to written notice to the First Party.

2.3	Both Parties agree that the Loan Period can be extended if necessary.
Article 3
Evidence of the Loan and Acknowledgement of Indebtedness
3.1	Evidence of the Loan
The Second Party agrees that the amounts in indebted at a certain time by the Second Party to the First Party pursuant to this Agreement shall be evidenced by the Notes such as i) books, records and administration records held and maintained by the First Party with respect to the advance of the Loan to the Second Party, ii) Letters and any other documents issued by the First Party.
3.2	Acknowledgement of Indebtedness
Pursuant to everything described above, the Second Party hereby now, and for the future acknowledges that the Second Party is legally indebted to the First Party on the principal amount of SGD 11,500,000 (eleven million five hundred thousand Singapore Dollars) being the amount of money advanced (disbursed) as loans by the First Party to the Second Party pursuant to the Agreement.
Article 4
Payment
4.1	Place of Payment
All payments of the Loans or any other amounts indebted by the Second Party to the First Party with respect to the Agreement shall be executed by the Second Party in the same currency as the Loan, to the First party’s account, which will be determined later by the First Party.

4.2	Free from Taxes
All payments of repayments shall be executed by the Second Party to the First Party pursuant to this Agreement, whether on the principal amount, or any other amounts free from and without any deductions or withholdings for taxes, expenses, levies or duties of any kind whatsoever assessed by the competent taxing authorities.
4.3	Penalty Interest
In the event the Second Party fails to pay any amounts and interest indebted to the First Party pursuant to this Agreement, whether on the principal amount, or any other amounts, on the due date (whether at its stated maturity or by acceleration), the Second Party shall pay a penalty interest on the amount indebted commencing from (and including) the date payment is due up the date of the full payment at an annual interest rate of 7%.
4.4	Demand expenses
In the event the First Party needs to conduct any actions to collect payment from the Second Party, on any payment or repayment of the amounts indebted and payable by the Second Party to the First Party pursuant to this Agreement, the cost and expenses with respect to said demand, either inside or outside the Court, including fees of the First Party’s Attorney designed to carry out the action shall be borne and paid by the Second Party.
Article 5
Warranties
5.1
The Parties agree that to guarantee on orderly payment and in the same manner as it is of the Loan which will occur and or already occurred including the fine, provisions or expenses that may occur from the Loan based on this Agreement including its amendments, supplements, and extensions, the Second Party hereby gives warranty to the First Party.

5.2	The Second Party warrants to the First Party that each Warranty is true, accurate and not misleading at the date of this Agreement immediately before completion of the Loan (“Completion”).

Article 6
Option
6.1
The Parties agree during the Loan Period, the First Party shall have an option to convert part of the indebted amount into 49% (Forty-nine percent) shares at par value, by notice in writing, issued by the Second Party.

6.2
The conversion price of the above 49% shareholdings is fixed at SGD 3,626,000 (three million six hundred and twenty six thousand Singapore Dollars) assuming a total equity of SGD 7,400,000 (seven million four hundred thousand Singapore Dollars). The remaining of the loan balance after deducting the amount converted into shares will be repaid to the First Party at the end of the loan Period.

6.3
Such shares of the Second Party are available, free from pre-emptive or other rights, out of its authorized but un-issued share capital such number of conversion shares as would be required to be issued upon conversion of part or the entire Loan.

Article 7
Collateral
The Second Party agrees to pledge the Property to the First Party during the Loan Period and as long as the Loan and any other amounts payable by the Second Party to the First Party have not been paid off property and in full.
Article 8
Event of Default
An Event of Default or any event or circumstance occurs in the condition of:
a.	Non-payment
The Second Party does not pay on the due date any amount payable pursuant to Article 2 of this Agreement unless:
1.	its failure to pay is caused by administrative or technical error; and

2.	payment is made within 2 (two) Business Days of its due date.
b.	Other obligations
1.	the Second Party does not comply with any provision of this Agreement.

2.
no event of default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 10 (ten) Business Days of the First Party giving notice to the Second Party or the Second Party becoming aware of the failure to comply.

Article 9
Other Provisions
9.1	Notices
All correspondences or notices required with respect to or in connection with the advance of the Loan shall be made in English Language and delivered personally or sent by courier to the party due to receive the notice at the address referred to below or such other address as a party may specify by not less than 5 Business Days’ notice in writing to the other parties received (or deemed received) before the Notice was dispatched. The Parties address shall be the following:
Linktone Ltd.
12th Floor, Cross Tower
318 Fu Zhou Road
Huang Pu District
Shanghai, People’s Republic of China

Attn: Director
GLD Investments Pte. Ltd.
190 Middle Road # 19-05
Fortune Centre
Singapore 188979

Attn: Director
9.2	Evidence of Default
In the event a certain period is determined for the Second Party to carry out any of its obligations, the lapse of time shall constitute valid and sufficient evidence of the Second Party’s default and no other evidences of default shall be required.
9.3	Termination of the Loan
In deviation of whatever has been determined above, the First Party shall at its sole discretion at any time deems best and immediately (prior to the termination of the period determined in Article 9.2 above) terminate the advance of the Loan stipulated in this Agreement, by sending a notification letter to the Second Party describing said termination, and the Second Party shall be obliged to pay and repay properly and in full to the First Party within the period determined in the notification letter, all of the principal amounts/Loans (or any outstanding balance owing at that time) including its accrued interest and any other amounts indebted and the termination of the advance of the Loan executed by the First Party as described above shall discharge the Second Party (and so far as it is necessary the Second Party hereby releases said rights) of all its rights to claim for indemnities or other legal claims whatsoever to the First Party.

9.4	Place of Domicile
Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or validity thereof, shall be finally settled by arbitration in Singapore under the auspices of the Singapore International Arbitration Centre (“SIAC”) in accordance with the SIAC Rules as at present in force and which are deemed to be incorporated by reference into this arbitration agreement, as amended by the rest of this clause. The language used in the arbitral proceedings shall be English.
9.5	Applicable Law
The validity, construction and performance of this Agreement shall be governed by and interpreted in accordance with the laws of Singapore.
In witness whereof this Agreement is made and signed in Jakarta, on the day and date first written above.

The First Party	The Second Party
Linktone Ltd.	GLD Investments Pte. Ltd.

/s/ Jimmy Lai	/s/ Harmanto Tanidjaja
Jimmy Lai	Harmanto Tanidjaja
Chief Financial Officer	Director